UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009. This Amendment provides updated information with respect to an unsolicited proposal by Validus Holdings, Ltd. (“Validus”). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item:

On May 18, 2009, Validus announced a revision to the Exchange Offer. Under the revised terms of the Exchange Offer, IPC shareholders would receive for each outstanding IPC Common Share (x) 1.1234 Validus voting common shares and (y) $3.00 in cash, less any applicable withholding tax and without interest.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ James P. Bryce
James P. Bryce
President and Chief Executive Officer

Date: May 19, 2009

3